                                                                    EXHIBIT 20.1

     Contact:
     AXYS PHARMACEUTICALS, INC.
     John Walker
     Chairman and CEO
     (650) 829-1000

     FOR IMMEDIATE RELEASE
     ---------------------

                         AXYS PHARMACEUTICALS ANNOUNCES

                      SECOND QUARTER 2000 FINANCIAL RESULTS

             QUARTER IS PROFITABLE ON GAIN ON SALE OF AAT SUBSIDIARY

     SOUTH SAN FRANCISCO, CA - AUGUST 2, 2000 - Axys Pharmaceuticals, Inc. (Nasdaq: AXPH) today announced financial results for the quarter ended June 30, 2000. The results for the quarter included a gain on the sale of the Company's subsidiary, Axys Advanced Technologies (AAT), to Discovery Partners International, Inc. (Nasdaq: DPII), a San Diego-based provider of drug discovery technologies to pharmaceutical and biopharmaceutical companies. Axys reported net income of $21.4 million, or $0.61 per share, in the second quarter of 2000, as compared to a loss of $13.2 million, or $0.44 per share, in the second quarter of 1999.

     Axys' net income of $21.4 million for the quarter reflected a $33 million gain that resulted from the April 28, 2000 merger of its AAT combinatorial chemistry subsidiary into Discovery Partners International (DPII), in which Axys received 7.425 million shares of DPII common stock, a 40% ownership interest in DPII. For accounting purposes, the $33 million gain accounts for approximately 60% of the total gain on the transaction; the remaining 40% has been booked as an offset to the investment in DPII and will be reported as gain on sale in future quarterly statements as Axys' ownership interest in DPII declines. Year-to-date, net income of $12.9 million compared favorably to the $21 million net loss reported for the six-month period ended June 30, 1999. The results for the quarter and year-to-date do not include Axys' equity interest in the results of DPII for the two months ended June 30, 2000.

     Second quarter 2000 operating expenses from continuing operations were $13.1 million, representing a 34% reduction from 1999's second quarter operating expenses of $19.7 million. Year-to-date operating expenses of $25.7 million compared favorably to the $37.4 million from continuing operations reported for the first half of 1999. The results reflected action taken by management in mid-1999 to eliminate early stage research as well as to realign research expertise and programs to focus on nearer-term oncology research and development opportunities.

     General and administrative expenses of $2.8 million for the second quarter of 2000 were 29% below the same period in 1999. Research and development expenses of $10.4 million for the current quarter showed a 34% decrease from the year ago quarter.

     Collaboration partner revenues for Q2 2000, comprised primarily of research funding for Axys' collaborative programs with Merck and Aventis, were $1.9 million, compared to revenues from continuing operations of $4.9 million for the corresponding quarter a year ago. The difference represented reduced research funding related to collaborations that were concluded last year in keeping with the Company's narrowed focus on an oncology pipeline. Cash, marketable securities and receivables totaled $42 million as of June 30, 2000. This balance does not include the proceeds from the equity investment from Acqua Wellington announced in July 2000, or the market value of the shares of DPII stock owned by the Company. On July 27, 2000 DPII stock began trading on Nasdaq following its initial public offering.

     John Walker, Chairman and Chief Executive Officer, stated, "At the beginning of 1998, we launched our strategy to fund ongoing drug discovery and development activities by incubating several affiliated technology units, eventually spinning them out as independent value-creating businesses. Since that time, we have executed on that strategy, with the spinouts of our agricultural biotech venture, Akkadix; our pharmacogenomics business, PPGx; and most recently, the merger of AAT with DPII. Based upon the DPII IPO price last Thursday, the value created by the AAT spinout was approximately $134 million. As a result, the cash and marketable securities on hand at July 27 represents over five years of coverage based on a current projected annual burn rate of $25 million.

     "I am personally very pleased at the marriage of our strong science with a much stronger balance sheet. We can now pursue our strategy of becoming a vertically integrated oncology company with renewed vigor, knowing that our partnerships, as well as our affiliates provide a tangible level of support for our market valuation as well as our cash needs," Walker indicated.

COMPANY HIGHLIGHTS

Highlights of the quarter's developments include:

o TRYPTASE INHIBITOR FOR ULCERATIVE COLITIS: In June, Axys announced that, following its review of a planned interim data analysis of its Phase II clinical study of APC-2059, the study would continue to its conclusion which involves evaluating 61 patients' clinical endpoints by the end of this calendar year. The planned interim analysis reviewed a variety of data from 25 patients, including the safety and tolerability of the drug, efficacy as measured by the Disease Activity Index (DAI), a clinically accepted measurement of the severity of ulcerative colitis; maintenance of the therapeutic benefit 14 days post-therapy; timing for onset of benefit; and an investigators' assessment after the course of therapy was completed.

o PPGX DEVELOPMENTS: PPGx, a majority-owned joint venture of Axys and PPD, Inc. (Nasdaq: PPDI) announced a collaboration to provide a web-based education and information resource based on important developments in pharmacogenomics for consumers and healthcare professionals. PPD and ADOCTORINYOURHOUSE, a premier health and wellness community Internet company, are providing the site design, educational material production and marketing infrastructure in collaboration with the pharmacogenomic technical expertise and services of PPGx to create a global Internet resource on pharmacogenomics. The pharmacogenomics site will provide educational videos and chat rooms, insight to ethical issues, links to related sites and support groups for consumers.

o ASTHMA COLLABORATION: In May, Axys' collaborative partner Bayer AG indicated that it was discontinuing development of BAY 44-3428, a potential oral treatment for asthma due to toxicological properties of the compound.

         Axys Pharmaceuticals, Inc. is an integrated small molecule drug discovery and development company. Axys has a broad pipeline of products for chronic therapeutic applications that are partnered with world-class pharmaceutical companies and a proprietary product portfolio in oncology. Axys is also building shareholder value through affiliated businesses that leverage the Axys technologies in order to provide capital for Axys' drug discovery and development programs. In addition to the minority interest in DPII resulting from the AAT-DPII merger, Axys' technology leveraging businesses are: PPGx, a majority-owned pharmacogenomics company, and Akkadix Corporation, an agricultural biotechnology company.

         Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties which could cause Axys' actual results to differ materially from those discussed here, including the risks inherent in early stage development and the reliance on the efforts of collaborative partners, the risk that Axys collaborations will not be successful, the risk that clinical trials will not proceed as anticipated or may not be successful, the risk that Axys will not be successful in entering into new collaborations, market risk associated with Axys' substantial ownership interest in DPII, competition and marketing risk, and general economic conditions that may affect Axys' actual results and developments. Additional factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "What Factors Could Cause Our Results to Differ Significantly from Those You Might Expect?" and "What Other Matters Should Stockholders Consider with Respect to Axys?" in the Axys' SEC Reports, including Axys' report on Form 10-K for the fiscal year ended December 31, 1999.

         For more information about Axys Pharmaceuticals, Inc., please visit the company's website at http:\\www.axyspharm.com.

                                      # # #

                                                    AXYS PHARMACEUTICALS, INC.

                      Consolidated Statements of Operations

                                   (unaudited)

       (in thousands, except per share amounts)

                                                            Three months ended June 30,             Six months ended June 30,
                                                            ---------------------------             -------------------------
                                                               2000                1999               2000               1999
                                                       ---------------------  ----------------  ------------------  ---------------

Revenues
  Collaboration and licensing revenues                              $ 1,488           $ 4,734           $   2,886          $13,063
  Service revenues                                                      366               162                 619              342
                                                         ------------------    --------------   -----------------    -------------
     Total revenues                                                   1,854             4,896               3,505           13,405

Operating expenses:
  Research and development                                           10,437            15,865              20,256           31,069
  General and administrative                                          2,757             3,865               6,028            6,356
  Restructuring charge                                                 (79)                 -               (625)                -
                                                         ------------------    --------------   -----------------    -------------
    Total operating expenses                                         13,115            19,730              25,659           37,425
                                                         ------------------    --------------   -----------------    -------------

Operating loss                                                     (11,261)          (14,834)            (22,154)         (24,020)

Interest income, net                                                    347               295                223               695
Equity interest in loss of joint venture                                  -             (267)                  -             (830)
Minority interest                                                       380               625                 788              911
Other income, net                                                       (2)                 -                 (2)                -
                                                         ------------------    --------------   -----------------    -------------
Loss from continuing operations                                    (10,536)          (14,181)            (21,145)         (23,244)

Discontinued operations
  Income (Loss) from operations of
    discontinued segment                                            (1,056)               967               1,061            2,283
  Gain on disposal of segment                                        32,987                 -              32,987                -
                                                         ------------------    --------------   -----------------    -------------
Net income (loss)                                                  $ 21,395         $(13,214)           $  12,903        $(20,961)
                                                                   ========         =========           =========        =========

Basic and diluted net loss per share
  From continuing operations                                       $ (0.30)         $  (0.47)           $  (0.63)         $ (0.77)
                                                                   ========         =========           =========        =========

Basic and diluted net income (loss) per share                        $ 0.61          $ (0.44)            $   0.38         $ (0.69)
                                                                   ========         =========           =========        =========

Shares used in computing basic and diluted
    net income (loss) per share                                      35,289            30,359              33,678           30,340

                         Consolidated Balance Sheet Data

                                   (unaudited)

                                                                                  June 30,        December 31,
                                                                                    2000              1999
                                                                               ---------------  ---------------------
                                                                                         (in thousands)
Cash & marketable investments                                                         $39,510           $  26,657
Accounts receivable                                                                     2,396               4,786
Total assets                                                                           98,444              55,734
Accumulated deficit                                                                 (264,308)           (277,211)
Total stockholders' equity                                                             64,340              14,047

Note: Quarterly and year to date results do not include Axys' equity interest in the results of DPII for the two months ended June 30, 2000.